UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-38511

SOHU.COM LIMITED

(Exact name of registrant as specified in its charter)

Level 18, Sohu.com Media Plaza

Block 3, No. 2 Kexueyuan South Road, Haidian District

Beijing 100190, People’s Republic of China

+86-10-6272-6666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form  40-F ☐

On September 10, 2025, the registrant held its annual general meeting of shareholders (the “2025 Annual Meeting”) in Beijing, China. The following proposals were submitted to the shareholders at the 2025 Annual Meeting:

1.

Election of three nominees as Class II Directors (as such term is defined in the registrant’s articles of association), each to serve until the second succeeding annual general meeting of shareholders and his successor is duly elected or appointed, or until his earlier resignation or removal; and

2.	Ratification of the appointment of PricewaterhouseCoopers Zhong Tian LLP as the registrant’s independent auditors for the fiscal year ending December 31, 2025.

Information regarding the foregoing proposals is incorporated by reference herein from the registrant’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on August 7, 2025.

Proposal 1. The numbers of votes cast for and withheld from the three persons nominated for election as Class II Directors are as follows:

Nominees	For	Withheld
Mr. Charles Huang	11,304,551	7,100,769
Dr. Dave Qi	10,941,427	7,463,893
Mr. Shi Wang	11,011,017	7,394,103

Each of Mr. Charles Huang, Dr. Dave Qi, and Mr. Shi Wang received a plurality of the votes cast at the 2025 Annual Meeting and was elected as a Class II Director.

Proposal 2. The numbers of votes cast for and against ratification of the appointment of PricewaterhouseCoopers Zhong Tian LLP as the registrant’s independent auditors, and the number of abstentions, are as follows:

For	Against	Abstentions
18,006,711	394,578	4,031

The appointment of PricewaterhouseCoopers Zhong Tian LLP as the registrant’s independent auditors was ratified.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOHU.COM LIMITED

By:	/s/ Joanna Lv
Name:	Joanna Lv
Title:	Chief Financial Officer

Date: September 10, 2025

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